ALOAK

ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

FILE No. 82-4221

02028685

April 10, 2002

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SEC MAIL PROCESSING RECEIVED APR 23 2002 WASH, D.C. 152 SECTION

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated April 10, 2002

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

B. O'Neill

BARBARA O'NEILL
SECRETARY

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Enclosure

dw 4/29

ALOAK NewsRelease

Internet Solutions for Small Business

Aloak Announces Private Placement Closing, Postponment of Pproposed Supermax Acquisition and Appointment of Director

Calgary, AB — April 10, 2002 — Aloak Corp. ("Aloak") is pleased to announce the closing of its non-brokered private placement previously announced on November 27, 2001. Pursuant to the placement, Aloak issued 1,180,000 common shares at a price of $0.05 per common share to placees resident in the provinces of B.C., Alberta, Ontario and Nova Scotia for gross proceeds of $59,000. The capital raised in the placement is to be used by Aloak for working capital purposes.

Aloak also wishes to announce the postponement of its proposed acquisition of Supermax Inc. and New Release Depot (2000) Inc. of Halifax, Nova Scotia, previously announced on November 6, 2001. Due to business changes within the Supermax group, the terms of the transaction are currently being renegotiated, such terms to be announced upon mutual agreement of the parties.

Aloak also wishes to announce the appointment of Mr. Jack Ross of Dartmouth, Nova Scotia as a proposed new director of Aloak. Mr. Ross is currently President and CEO of Supermax and New Release Depot. Mr. Ross has over 15 years experience in delivering home entertainment products to Canadian consumers and brings to the board of Aloak considerable management experience as well as sales and marketing expertise.

Aloak has granted stock options to Mr. Ross to purchase up to 250,000 common shares for a period of three years commencing on April 9, 2002 at an exercise price of $0.10 per share. The granting of said options is subject to approval by the Canadian Venture Exchange.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the Canadian Venture Exchange (CDNX) under the trading symbol V:AOK.

Continued >

ALOAK™ NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 11
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 12
Email: greg.smith@aloak.ca

ALOAK™ NewsRelease

Internet Solutions for Small Business

Aloak Announces Private Placement Closing, Postponment of Pproposed Supermax Acquisition and Appointment of Director

Calgary, AB — April 10, 2002 — Aloak Corp. ("Aloak") is pleased to announce the closing of its non-brokered private placement previously announced on November 27, 2001. Pursuant to the placement, Aloak issued 1,180,000 common shares at a price of $0.05 per common share to placees resident in the provinces of B.C., Alberta, Ontario and Nova Scotia for gross proceeds of $59,000. The capital raised in the placement is to be used by Aloak for working capital purposes.

Aloak also wishes to announce the postponement of its proposed acquisition of Supermax Inc. and New Release Depot (2000) Inc. of Halifax, Nova Scotia, previously announced on November 6, 2001. Due to business changes within the Supermax group, the terms of the transaction are currently being renegotiated, such terms to be announced upon mutual agreement of the parties.

Aloak also wishes to announce the appointment of Mr. Jack Ross of Dartmouth, Nova Scotia as a proposed new director of Aloak. Mr. Ross is currently President and CEO of Supermax and New Release Depot. Mr. Ross has over 15 years experience in delivering home entertainment products to Canadian consumers and brings to the board of Aloak considerable management experience as well as sales and marketing expertise.

Aloak has granted stock options to Mr. Ross to purchase up to 250,000 common shares for a period of three years commencing on April 9, 2002 at an exercise price of $0.10 per share. The granting of said options is subject to approval by the Canadian Venture Exchange.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the Canadian Venture Exchange (CDNX) under the trading symbol V:AOK.

Continued >

ALOAK NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 11
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 12
Email: greg.smith@aloak.ca

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak Announces Private Placement Closing, Postponment of Pproposed Supermax Acquisition and Appointment of Director

Calgary, AB — April 10, 2002 — Aloak Corp. ("Aloak") is pleased to announce the closing of its non-brokered private placement previously announced on November 27, 2001. Pursuant to the placement, Aloak issued 1,180,000 common shares at a price of $0.05 per common share to placees resident in the provinces of B.C., Alberta, Ontario and Nova Scotia for gross proceeds of $59,000. The capital raised in the placement is to be used by Aloak for working capital purposes.

Aloak also wishes to announce the postponement of its proposed acquisition of Supermax Inc. and New Release Depot (2000) Inc. of Halifax, Nova Scotia, previously announced on November 6, 2001. Due to business changes within the Supermax group, the terms of the transaction are currently being renegotiated, such terms to be announced upon mutual agreement of the parties.

Aloak also wishes to announce the appointment of Mr. Jack Ross of Dartmouth, Nova Scotia as a proposed new director of Aloak. Mr. Ross is currently President and CEO of Supermax and New Release Depot. Mr. Ross has over 15 years experience in delivering home entertainment products to Canadian consumers and brings to the board of Aloak considerable management experience as well as sales and marketing expertise.

Aloak has granted stock options to Mr. Ross to purchase up to 250,000 common shares for a period of three years commencing on April 9, 2002 at an exercise price of $0.10 per share. The granting of said options is subject to approval by the Canadian Venture Exchange.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the Canadian Venture Exchange (CDNX) under the trading symbol V:AOK.

Continued >

ALOAK™

NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 11
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 12
Email: greg.smith@aloak.ca

ALOAK™ NewsRelease

Internet Solutions for Small Business

Aloak Announces Private Placement Closing, Postponment of Pproposed Supermax Acquisition and Appointment of Director

Calgary, AB — April 10, 2002 — Aloak Corp. ("Aloak") is pleased to announce the closing of its non-brokered private placement previously announced on November 27, 2001. Pursuant to the placement, Aloak issued 1,180,000 common shares at a price of $0.05 per common share to placees resident in the provinces of B.C., Alberta, Ontario and Nova Scotia for gross proceeds of $59,000. The capital raised in the placement is to be used by Aloak for working capital purposes.

Aloak also wishes to announce the postponement of its proposed acquisition of Supermax Inc. and New Release Depot (2000) Inc. of Halifax, Nova Scotia, previously announced on November 6, 2001. Due to business changes within the Supermax group, the terms of the transaction are currently being renegotiated, such terms to be announced upon mutual agreement of the parties.

Aloak also wishes to announce the appointment of Mr. Jack Ross of Dartmouth, Nova Scotia as a proposed new director of Aloak. Mr. Ross is currently President and CEO of Supermax and New Release Depot. Mr. Ross has over 15 years experience in delivering home entertainment products to Canadian consumers and brings to the board of Aloak considerable management experience as well as sales and marketing expertise.

Aloak has granted stock options to Mr. Ross to purchase up to 250,000 common shares for a period of three years commencing on April 9, 2002 at an exercise price of $0.10 per share. The granting of said options is subject to approval by the Canadian Venture Exchange.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the Canadian Venture Exchange (CDNX) under the trading symbol V:AOK.

Continued >

ALOAK NewsRelease

Internet Solutions for Small Business

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 11
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 12
Email: greg.smith@aloak.ca
